Exhibit 3.2

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
KINDRED BIOSCIENCES, INC.
Kindred Biosciences, Inc. a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:
A.    The name of the Corporation is Kindred Biosciences, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 25, 2012, and an Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on October 24, 2012.
B.    This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.
C.    The text of the Certificate of Incorporation is amended and restated to read in full as set forth in Exhibit A. attached hereto.
IN WITNESS WHEREOF, Kindred Biosciences, Inc., has caused this Amended and Restated Certificate of Incorporation to be signed by Richard Chin, a duly authorized officer of the Corporation, on June 1, 2013.
/s/ Richard Chin
Richard Chin
CEO

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Exhibit 3.2

EXHIBIT A
ARTICLE I
The name of the Corporation is Kindred Biosciences, Inc.
ARTICLE II
The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
ARTICLE III
The address of the Corporation’s registered office in the Stale of Delaware is 16192 Coastal Highway, Lewes, Delaware 0958. The Registered Agent in charge thereof is Harvard Business Services, Inc. Sussex County
ARTICLE IV
The total number of shares of stock that the corporation shall have authority to issue sixty-five million (65,000,000), consisting of fifty million (50,000,000) shares of Common Stock, $0.0001 par value per share, and fifteen million (15,000,000) shares of Preferred Stock, $0.0001 par value per share. The first Series of Preferred Stock shall be designated “Series AA Preferred Stock” and shall consist of one million fifteen thousand (1,015,000) shares, the second Series of Preferred Stock shall be designated “Series A-1 Preferred Stock” and shall consist of two million (2,000,000) shares, and eleven million nine hundred eighty-five thousand (11,985,000) shares shall he undesignated. Subject to any vote expressly required by the Certificate of Incorporation, authority is hereby expressly granted to the Corporation’s Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend eights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the General Corporation Law of Delaware. Without limiting the generality of the foregoing, and subject to the rights of any series of Preferred Stock then outstanding, the resolutions providing for issuance of tiny series of Preferred Stock may provide that such series shall be superior or rank equally or superior to the Preferred Stock of any other series to the extent permitted by the General Corporation Law of Delaware.
ARTICLE V
The terms and provisions of the Common Stock and Preferred Stock are as follows:
1.    Definitions. For purposes of this ARTICLE V, the following definitions shall apply:
(a)    “Conversion Price” shall mean $1 per share for the Series AA Preferred Stock and $3.17 for Series A-1 Preferred Stock (subject to adjustment from time to time for Recapitalization and as otherwise set forth elsewhere herein).
(b)    “Corporation” shall mean Kindred Biosciences, Inc.
(c)    “Distribution” shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption or shares of the Corporation by the Corporation fur cash or property other than (i) repurchases of Common Stock issued or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of

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said repurchase, (ii) repurchase of Common Stock issued or held by employees, officers. directors or consultants of the Corporation or its subsidiaries pursuant to rig/As of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.
(d)    “Liquidation Preference” shall mean $1 per share for the Series AA Preferred Stock and $3.17 for Series A-1 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere here herein).
(e)    “Original Issue Price” shall mean $1 per share for the Series AA Preferred Stock and $3.17 for Series A-1 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).
(f)    “Preferred Stock” shalt collectively mean the Series AA and A-1 Preferred Stock.
(g)    “Recapitalization” shall mean any stock dividend, stock split, combination of shares, reorganization. recapitalization, reclassification or other similar event.
2.    Liquidation Rights.
(a)    Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the Liquidation Preference specified for such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock if upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).
(b)    Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 2(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.
(c)    Shares not Treated as Both Preferred Stock and Common Stock in any Distribution. Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.
(d)    Reorganization. For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than (i) a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of-the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent) or (ii) a transaction by which the Corporation becomes required

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Exhibit 3.2

to file or voluntarily files with the Securities and Exchange Commission periodic and current reports under the Securities and Exchange Act of 1934 (a “Public Company”); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series by the consent or vote of a majority of the outstanding Preferred Stock (voting on an as-converted basis).
(e)    Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:
(i)    if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;
(ii)    if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.
In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.
For the purposes of this subsection 2(e), “trading day” shall mean any day which the exchange or system on which the securities to be distributed are traded is open and “closing prices” or “closing” bid prices” shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.
3.    Conversion. The holders of the Preferred Stock shall have conversion rights as follows:
(a)    Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the “Conversion Rate” for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 3, the Conversion Rate for such series shall be appropriately increased or decreased.
(b)    Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately upon the Corporation becoming a Public Company, or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an “Automatic Conversion Event”).

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Exhibit 3.2

(c)    Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either -the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.
(d)    Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision., be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.
(e)    Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, he proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.
(f)    Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above (“Liquidation Rights”), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change -would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

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Exhibit 3.2

(g)    Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, other property which are the time would be received upon the conversion of Preferred Stock.
(h)    Notices of Record Date. In the event that this Corporation shall propose at any time:
(i)    to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;
(ii)    to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or
(iii)    to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 2(d);
then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock at least 10 days’ prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.
Such written notice shall he given by first class mail (or express courier). postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.
The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.
(i)    Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.
4.    Voting.
(a)    Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.
(b)    No Series Voting. Other than as provided herein or required by law, there shall be no series voting.
(c)    Preferred Stock. Each holder of Preferred Stock shalt be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all

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Exhibit 3.2

matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.
(d)    Adjustment in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of tile Corporation.
(e)    Common Stock. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the Delaware General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Carman Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section. 242(b)(2) of the Delaware General Corporation Law.
5.    Amendments and Changes. As long as any of the Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than 50% of the outstanding shares of the Preferred Stock:
(a)    amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof except provisions as they pertain to up to ten million (10,000,000) shares of Series A-2 Preferred Stock, that do not have a liquidation preference senior to that of the outstanding preferred stock; or
(b)    enter into any transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 2(d) above.
6.    Reissuance of Preferred Stock. In the event that any shares of Preferred Stock shall be converted pursuant to Section 3 or otherwise repurchased by the Corporation, the shares so converted, redeemed or repurchased shall be cancelled and shall not be issuable by this Corporation.
7.    Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books of the Corporation.
ARTICLE VI
The Corporation is to have perpetual existence.
ARTICLE VII
Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.
ARTICLE VIII

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Exhibit 3.2

Unless otherwise set forth herein, the number of directors which constitute the Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation.
ARTICLE IX
In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.
ARTICLE X
1.    To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not he personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
2.    The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans. against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.
3.    Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation’s Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X. would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.
ARTICLE XI
Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.
ARTICLE XII
For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any “preferential dividends arrears amount” or “preferential rights amount’ (as those terms are defined, in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any “preferential dividends arrears amount” or “preferential rights amount” (as those terms are defined therein) shall be deemed to be zero.

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